EXHIBIT 99.2
TRADING DATA

The following table sets forth all transactions with respect to shares of Common Stock effected in the last sixty days by the Reporting Person in respect of the shares of Common Stock, inclusive of any such transactions effected prior to the filing hereof. Except as otherwise indicated, all such transactions were purchases or sales of shares of Common Stock effected in the open market.

Trade Date	Buy/Sell	Quantity	Price Per Share (USD)[1][2]	Total Cost Value (USD)[1]
5/1/2026	Buy	25,000	117.80	2,945,000[3]
3/4/2026	Buy/Sell	[4][5]	Applicable Strike Price[6]	Net Premium[7]

(1) Rounded to the nearest cent.
(2) Price per share does not include any commissions or other fees paid.
(3) Total cost value includes any commission or other fees paid.
(4) The Reporting Person has entered into put-call options transactions with a financial institution counterparty (the "Put/Call Pairs"). The Reporting Person is entitled to exercise the Put/Call Pairs at any time before the expiration date of February 23, 2028. The Put/Call Pairs are settleable solely for cash unless and until such time as the Reporting Person has provided the financial institution counterparty with reasonable evidence that all applicable filings have been made and any applicable waiting periods have expired or approvals have been received, as applicable, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, that are necessary for the Reporting Person to acquire the underlying shares of Common Stock. Following such time, the Put/Call Pairs are settleable either for cash or Common Stock.
(5) On March 4, 2026, the Reporting Person entered into a Put/Call Pair referencing 12,576,000 shares of Common Stock.
(6) The cost to GameStop for the Put/Call Pairs will be determined upon settlement based on an applicable strike price, provided that, for cash settlement the cost will be based on a volume weighted average price of eBay's stock over an averaging period.
(7) The net premium paid by GameStop will reflect the premium payable by GameStop to the financial institution counterparty for the call option after deducting the premium payable by the counterparty to GameStop for the put option.